MUNIYIELD MICHIGAN INSURED FUND

FILE # 811- 6692

ATTACHMENT 77O
TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	MEMBER OF UNDERWRITING SYNDICATE FROM WHOM FUND PURCHASED
06/21/01	Michigan St Bldg Auth 5.5% 10/15/10	$419,730,000	$4,750,000	Morgan Stanley
06/21/01	Michigan St Bldg Auth 5.0% 10/15/24	$419,730,000	$3,500,000	Morgan Stanley
06/21/01	Michigan St Bldg Auth 5.0% 10/15/11	$419,730,000	$15,030,000	Morgan Stanley
		$	$
		$	$
		$	$